Cassidy & Associates
                  Attorneys at Law
               9454 Wilshire Boulevard
           Beverly Hill, California 90212
                     ----------

             Email:  CassidyLaw@aol.com

Telephone: 202/387-5400            Fax:  949/673-4525

                  February 23, 2011

Ronald P. Alper, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          RE:  Oakwood Acquisition Corporation
               Form 10-Q/A
               File No. 000-54147

Mr. Alper:

	On February 17, 2011, I filed with the Securities and Exchange Commission a response to the Commission's letter regarding the Oakwood Acquisition Corporation Form 10-Q/A for the period ended September
30, 2010.

     The following responses address the comments of the reviewing staff of the Commission as set forth in its comment letter. The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number.

General

     1.   The noted typographical errors have been corrected.

Item 4

     2. The noted language contained in Rule 13a-15 has been added in appears in the penultimate paragraph of Item 4.

Certification

     3. The certification filed as exhibit 31 has been amended and refiled.

                                     Sincerely,


                                     Lee W. Cassidy